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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(millions of constant Ch$ as of December 31, 2003)					(millions of constant Ch$ as of March 31, 2004)
Chilean GAAP
Fixed Charges:
Interest capitalized	9,116	8,327	653	109	148	52	21
Interest expense	59,728	82,171	74,299	73,442	54,855	16,509	11,973
Amortization of debt expense	4,713	3,307	5,592	2,876	2,877	659	1,830

Total	73,557	93,805	80,544	76,427	57,880	17,220	13,824

Earnings:
Pretax income (loss) from continuing operations	35,396	6,496	4,399	39,081	60,449	24,526	19,668
(Income) loss in equity-method investees	(3,197)	23	(1,632)	1,380	(9,064)	631	964
Dividends received from equity-method investees	2,973	8,886	9,653	692	—	—	—
Less:	0	0	0	0	—	—	0

Interest capitalized during the period	(9,116)	(8,327)	(653)	(109)	(148)	(52)	(21)

Total	26,057	7,078	11,768	41,043	51,237	25,105	20,611

Earnings plus fixed charges	99,613	100,883	92,312	117,470	109,117	42,325	34,435

Ratio of earnings to fixed charges	1.35	1.08	1.15	1.54	1.89	2.46	2.49

US GAAP
Fixed Charges:
Interest capitalized	14,426	10,628	653	927	148	—	—
Interest expense	59,728	82,171	78,859	76,877	51,622	—	—
Amortization of debt expense	4,713	3,307	5,592	2,876	2,877	—	—

Total	78,868	96,106	85,103	80,680	54,646	—	—

Earnings:
Pretax income (loss) from continuing operations	40,913	4,005	49,398	45,793	49,533	—	—
(Income) loss in equity-method investees	6,183	4,245	(7,807)	(4,390)	(6,758)	—	—
Dividends received from equity-method investees	2,973	8,886	9,653	692	—	—	—
Less:	—	—	—	—	—	—	—
Interest capitalized during the period	(14,426)	(10,628)	(653)	(927)	(148)	—	—

Total	35,643	6,508	50,591	41,168	42,627	—	—

Earnings plus fixed charges	114,511	102,614	135,695	121,848	97,273	—	—

Ratio of Earnings to Fixed Charges	1.45	1.07	1.59	1.51	1.78	—	—

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES